EPICEPT CORPORATION
                           777 OLD SAW MILL RIVER ROAD
                            TARRYTOWN, NEW YORK 10591


                                  June 4, 2007



VIA FACSIMILE

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0305

Attn:  Mary Fraser

            Re:   EpiCept Corporation
                  Registration Statement on Form S-1 (File No. 333-132613)
                  --------------------------------------------------------


Ladies and Gentlemen:

            We refer to the registration statement on Form S-1 (File No. 333-132613) (the "Registration Statement") of EpiCept Corporation (the "Company"), relating to the registration of its common stock, par value $0.0001 per share.

            Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 12:00 noon (Eastern time) on Wednesday, June 6, 2007, or as soon as practicable thereafter.

            The Company hereby acknowledges the following:

    1. Should the Securities and Exchange Commission (the "Commission) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    2. The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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            In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

            Please call Erika L. Weinberg at (212) 310-8910 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.


                                            Very truly yours,

                                            EpiCept Corporation


                                            By:  /s/ Robert W. Cook
                                                --------------------------------
                                                  Robert W. Cook
                                                  Chief Financial Officer